Exhibit 99.1

Enlivex Receives Regulatory Authorization for the Initiation of a Phase I Trial Evaluating Allocetra in Patients with TMJ Osteoarthritis

Ness-Ziona, Israel, December 11, 2024 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced that the Israeli Ministry of Health authorized the initiation of an investigator-initiated Phase I trial to evaluate the safety, tolerability and initial efficacy of Allocetra™ for injection into the temporomandibular joint (TMJ) in patients suffering from TMJ osteoarthritis.

The study will be conducted by the Rheumatology Unit at Sheba Medical Center in collaboration with the Department of Oral and Maxillofacial Surgery. Notably, Sheba Medical Center was recently ranked among the top 10 hospitals in the world by Newsweek.

Dr. Oren Hershkovitz, CEO of Enlivex, commented, “TMJ osteoarthritis is a unique disease that can affect young, otherwise healthy individuals, causing substantial pain and impairment in oral function. In many cases, existing therapies fail to provide long-term relief, forcing patients to undergo multiple surgeries as their disease progresses. Allocetra™ is currently being evaluated for other types of osteoarthritis and may provide a meaningful therapeutic option to alleviate this condition.”

The Phase I trial aims to recruit six patients who have shown insufficient response to conventional treatments for TMJ osteoarthritis. The primary safety endpoint will measure the frequency and severity of adverse events and serious adverse events, and efficacy endpoints will assess changes from baseline in TMJ pain, joint functionality, and other disease parameters for up to 12 months following administration of Allocetra™.

ABOUT ALLOCETRA™

Allocetra™ is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as “unmet medical needs,” as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT Temporomandibular Joint (TMJ) OSTEOARTHRITIS

Temporomandibular Joint (TMJ) disorders are the second most common musculoskeletal condition affecting 5 to 12% of the population globally, with an annual health cost estimated at $4 billion1. Osteoarthritis of the TMJ is the most common form of arthritis in the TMJ, causing pain and stiffness in the jaw. It may become difficult to chew or yawn due to painful and stiff jaw muscles. TMJ osteoarthritis is a degenerative disease of the joint, which culminates in the progressive destruction of all soft and hard tissue components of the TMJ. In patients who present in early adulthood with severe clinical symptoms and catastrophic radiographic changes, there are significant implications for management, including the potential need for early total joint replacement. There are currently no effective long-term treatments for this disease2.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit http://www.enlivex.com.

[1]	Bianchi et al., Sci Rep 2020
[2]	Delpachitra et al., British Journal of Oral and Maxillofacial Surgery 60 (2022)

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Dave Gentry, CEO

RedChip Companies Inc.

1-407-644-4256

ENLV@redchip.com